SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

April 28, 2005

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

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Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

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(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-             )

Enclosure:	Presentation to Financial analysts of France Telecom 1Q 2005 Revenues & Key Operational Indicators.

1Q 2005 Revenues & Key Operational Indicators

April 28th , 2005

Cautionary Statement

This presentation contains forward-looking statements, in particular relating to France Telecom’s outlook for 2005. Such statements are not historical facts and include expressions about management’s confidence and strategies and management’s expectations about new and existing programs, opportunities, technology and market conditions. Although France Telecom believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. Important factors that could cause actual results or performance to differ materially from the results anticipated in the forward-looking statements include, among other things, the success of the FT 2005 plan, including the TOP LINE and TOP programs, France Telecom’s other strategic initiatives (based on the integrated operator model) as well as financial and operating initiatives, changes in the competitive environment and the telecom market regulatory environment, and risks and uncertainties attendant upon exchange rate fluctuations, technological trends, business activity and international operations. In addition, these forward-looking statements and the other information relating to France Telecom’s 1Q 2005 revenues and key operational indicators as presented in accordance with International Financial Reporting Standards (IFRS) are subject to additional specific risks and uncertainties relating to the possibility of changes in IFRS standards prior to December 31, 2005. More detailed information on the potential risks that could affect France Telecom’s financial results is found in the Document de Référence filed with the AMF on March 2, 2005 and in filings made with the U.S. Securities and Exchange Commission.

The forward-looking statements contained in this document speak only as of the date of this presentation and France Telecom does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

This presentation contains certain measures calculated based on IFRS. For a definition of these measures, please refer to slide n° 48-49-50

Agenda

Main figures and key messages 1Q 05 revenues Key operational indicators Conclusion

Key figures

Euro millions

11,509

279

11,230

(actual)

1Q2004

YoY revenue trends

+ 3.5%

+1.0% (pro-forma)

11,621

1Q 2005

Gross Operating Margin*

Euro millions

+ 3.3%

4 306 4 376 4 236

1Q 04 1Q04 PF 1Q 05

Capex to sales ratio

10.0% 7.9% 7.8%

1Q 04 1Q 04 PF 1Q 05

Good underlying trends

Balance between growth and profitability confirmed

* See glossary 4

Key messages

Good underlying

trends impacted by specific items

Focus on customer base investment for all divisions

Continuous successful launch of

new products

Acceleration and strengthening of Group

transformation

Fully on track to achieve full year objectives 2005 Guidance reiterated

1Q 05 key messages (1)

Calendar Leap year—Early Easter

Regulation Cut in mobile termination rates

Underlying trends and comparability year on year impacted by specific items

1Q 05 key messages (2)

49%

retail ADSL net adds market share in France

5.9 m

Broadband customers (+ 91% yoy)

64.4 m

mobile customers (+ 14%* yoy)

Over 340k

Business Everywhere end users

134k IP-VPN access (+72%)

Focus on customer base investment for all divisions

* Pro-forma 7

1Q 05 key messages (3)

3 main Axes for Innovation

Research Anticipate Develop

94

new patents filed

72

new anticipation projects ow TV on Wifi & HD-TV over DSL

35

new development projects ow Home zone Fixed-mobile convergence, Enterprise Managed Networks

January February March

Ma ligne TV

Lille

VoIP in the UK, Netherlands

ADSL2+ Lille

E-Photo Spain

Business Everywhere extension to SMEs

New Wanadoo browser

Continuous successful launch of new products

1Q 05 key messages (4)

Gross operating margin before commercial expenses

+ 0.7 pt

49.7% 48.9% 49.6%

1Q04 1Q04 PF 1Q05

Improvement of commercial (1014) & technical (1013) after sales call centers efficiency (over 80%)

IT&Networks: continue data center consolidation & lean management implementation. Internalize traffic (cc.€30m savings in Q1)

Sourcing: cc.€600 M* savings end of March in line with € 2 Bn 2005 objective

Acceleration and strengthening of Group transformation

* Compared to 2002 figure 9

1Q 05 Key message (5)

Pro forma Revenue growth

+3% to 5%

CAPEX to sales

Upper range of 10% to 12%

Gross Operating Margin

Over 18.5 bn euros

Net debt to Gross Operating Margin

Below 2.5 end of 2005

2005 guidance reiterated*

Fully on track to achieve full year objectives

*IFRS guidance 10

Agenda

Main figures and key messages 1Q 05 revenues Key operational indicators Conclusion

1Q 05 Group Consolidated Revenues by segment

Euro millions

11,230

183

2,079

5,594

4,894

-1 ,520

1Q04

11,509

186

2,053

5,728

5,065

-1, 524

1Q04 PF

+ 3.5%

Actual

11,621

200

1,943

5,581

5,328

-1, 432

1Q05

% actual %PF DIrectories +9.1% +7.4% Enterprise -6.5% -5.3%

Home -0.2% -2.6%

Personal +8.9% +5.2%

eliminations

Adverse cut in mobile termination rate 1 day less (leap year) and early Easter

Personal: 1Q 05 Key Messages

France

Continued robust pro-forma revenue growth

+ 6.6%

(excl. CTR*)

UK

Turnaround continues – Strong performance on contract net adds

108k

Contract net adds

Poland

Increase of Centertel market share on net adds – Rebranding of Centertel announced

67.5%

on contract net adds

ROW

Strong increase in revenues (+13.3%**) driven by growth in customer base

+ 28%

in customer base

64.4 million customers, up 14% yoy pro-forma

* Cut in Termination rate ** Pro-forma 13

Personal: 1Q 05 Pro-forma Network Revenues

France (million euros) UK (million euros)

+ 5.9% yoy - 2.1% yoy

+ 8.7% yoy underlying growth + 5.6% yoy underlying growth

1,328 1,300

+ 75

2,217

+ 182

- 85 - 17

+ 201 2,093

1,892 - 31—27

Positive trends offset by CTR cuts and calendar effects

1Q04 Bill & Keep Exit 1Q04 PF Cut in Termination Rates Calendar Impacts Underlying Business 1Q051Q 04 PF Cut in Termination Rates Calendar Impacts Underlying Business 1Q05

Personal France

€2,328M / + 5.2% pro-forma

ARPU* (Euros)

+3.5%

415** 430

591 591

179 186

1Q04 1Q05

Contract Prepay

Voice and Non Voice Usage

164 168 169 161 156

14.8% 13.2% 13.2% 12.8% 11.8%

1Q04 2Q04 3Q04 4Q04 1Q05

Non voice % of rev Voice AUPU in minutes

Orange France 1Q05 net adds ahead of 1Q04 (64k vs 42k) Increase of high value customers: 109k contract net adds Handset revenues mainly impacted by price decrease Contract churn stabilized below 11% Increase of voice and non voice usage

Continous network revenue growth (+5.9%)

* See glossary—** Annual Rolling IFRS ARPU estimated 15

Personal UK

€1,361M / -2.4% pro-forma

Contract Net Adds ARPU* (£) 110 108 - 1.1%

84 273** 270

77

54 49 51 574 574

38

128 118

6 1Q04 1Q05

Contract Prepay

1Q 03 2Q 03 3Q 03 4Q 03 1Q 04 2Q 04 3Q 04 4Q 04 1Q05

Multi-quarter turnaround continues for Orange UK

Good performance on contract after actions initiated in 4Q04

108k net additions ARPU maintained at €574

Prepay still under pressure

New high value prepay proposition launched in March

Turnaround continues in a competitive market

* See glossary—** Annual Rolling IFRS ARPU estimated 16

Personal Poland

€ 357M / + 10.8% pro-forma

Customer base* Penetration rate & market share

K customers +33.4%

8,021 55.2% 60.3% 64.1% 6,011 48.6% 51.2% 43% 32.3% 31.2% 32.2% 32.7% 46% 31.1%

54% 57%

1Q 2004 1Q 2005 1Q04 2Q04 3Q04 4Q04 1Q05

Prepay Contract

penetration market share

Growth of the mobile market by 31.8% (64.1% market penetration) Strong increase of customer base (+33.4% yoy) Increase of overall market share to 32.7% (vs 32.2% in Q404) 40% overall net adds market share in Q1 05 (67.5% on contract)

Dynamic revenue growth

* See glossary 17

Personal ROW

€ 1,325M / + 13.3% pro-forma

Revenues*

Euro millions +7.1%

338

316 1Q 04PF 1Q 05

- 1.1% +46.2% +23.3%211 205 203 178 171 +1.6%

+10.9% +27.4% 146 148

122 115 127 120 94

Romania Belgium Slovakia Egypt Africa / Others Netherlands Switzerland

Strong growth of customer base

Dynamism of Romania revenues (+46.2%) and Egypt (+27.4%) All non Western European countries achieved double-digit growth in total revenues

Customer base up 28%, revenues + 13.3% pro-forma

* See glossary 18

Mobile Broadband:

EDGE launched in France

A unique mobile broadband offer covering 85% of the population and based on complementary features (WiFi, EDGE and 3G) The largest range of Mobile Broadband handsets in France A business offer through Business Everywhere

Growth continues on plan

France

52k customers at the end of March, delivering premium €105 ARPU per month

UK

Strong sales continue, initial signs are encouraging with customers having above average ARPUs and increased levels of data usage

A key growth driver for the future

Home: 1Q 2005 Key messages

France

Regained momentum on ADSL retail

49%

market share of net adds: + 10 points yoy

Poland

Resilience of market share in a new competitive environment

96%

on local calls

ROW

Strong increase of ADSL customer base + 168%

Broadband confirmed as the key driver for future growth (+91% customer increase yoy)

Home France

Euro millions

4,512

633 1,382 2,497

1Q04

- 2.3% (actual)

4,407

610 1,376 2,422

1Q05

% actual

Other Services -3.7%

Carrier Services -0.4%

Consumer Serv. -3.0%

Impact of subscription fees increase phasing and calendar

Home France

Consumer Services: €2,422M / -3.0% pro-forma

Euro millions

- 3.0% yoy

- 1.2% yoy underlying growth 2,422

2,497

- 17 - 28 - 30

With a full quarter subscription fees impact , underlying business would have been €4m positive

1Q04 Calendar Impact Fixed to Mobile Underlying business 1Q05 restated Prices

Underlying business affected by subscription fees increase phasing

Home France

Consumer Service—Subscription fees: + 1.4%

Number of access related services Number of lines*

(in millions) (in millions)

9.5

9.2 27.6 27.5 27.4 27.5 27.4

8.8 8.4 8.2

1Q04 2Q04 3Q04 4Q04 1Q05

1Q04 2Q04 3Q04 4Q04 1Q05

One month subscription fees on mass market increase: + 17.4 million euros / Full impact expected in Q2 Strong growth of Access Related Services (+14% yoy): Caller ID - “moving offers” Number of lines stabilized

Full impact of subscription fees expected in Q2

* Without unbundling 23

Home France Consumer Services –Calling Services:—12.6% /—11.1% adjusted

Consumer—Voice Market Share (PSTN) France Telecom VoIP customers (000)

245

Local

70.9% 150 75.2% 73.9% 73.8% 73.3% 60.3% 58.1% 32 59.4% 58.8% 59.4%

LD

3Q 04 4Q 04 1Q 05

1Q04 2Q04 3Q04 4Q04 1Q05

Unlimited Offers create value:

Improvement of France Telecom traffic trends (-7.0% yoy excluding calendar impact vs – 9.1% in 4Q 04) Increase of ARPU: cc. 1.5 euros ARPU for the 24/24-all numbers

Success of VoIP (+ 95k customers since December 2004)

Negative impact of Fixed to Mobile cuts (3% impact on total Calling Services revenues) 42.4% of customers with PSTN or VoIP contracts, up 4.6 points yoy

Launch of promotional offers and innovative services

Home France—Consumer Services On Line Services: + 9.3%

ADSL market share and net adds* Number of ADSL lines** (in m)

49.6% 47.8% 47.2% 46.5% 46.8% 7.2

6.3

49.0% 5.3 2.0 41.7% 43.7% 4.1 4.7 1.6 39.0% 1.0

35.0% 0.7 1.8 0.5 1.8 1.7 1.7 1.6 2.9 3.4 2.0 2.2 2.5

1Q04 2Q04 3Q04 4Q04 1Q05 1Q04 2Q04 3Q04 4Q04 1Q05 FT Consumer Other Lines Unbundling

Net adds MS Market Share

Increase of coverage: 92% at the end of March Strong retail ADSL share of conquest,

With high value customers (“Débit Max”, 2mb offers, VoIP, TV integrated offers) Take-off of Internet Related Services (Antivirus, AntiSpam) Adverse ADSL price impact (10%) 416k Livebox rented at the end of March (+78% vs Q404)

New momentum on retail ADSL

* Incl. MaLigne TV & MaLigne Visio dualplay and Monoplay 25

Home France: towards “Home Networking”

VOD

Abundance @ Offers on voice

VoIP

Multiplay Offers

Home France Offers Usage ARPU* in €

26.9 26.7

VisioTelephony

4Q04 1Q 05

Music Games

More and more services per customer compensate decrease in market share

* See glossary 26

Home France

Carrier Services: €1,376M / -O.4% (actual) –0.6% (pro-forma)

Carrier services

Domestic Others

1383 1376

16 -29

84 -78

1Q04PF Domestic Services to Operators Fixed to Mobile Other Revenues 1Q05 Interconnection & Unbundling & IP ADSL

Growth in unbundling & IP ADSL access in Domestic Carrier Services offset by volume and price impact on Other Carrier Services

Increase of unbundling revenues

Home Poland

€789M / -8.2% pro-forma (+8.8% actual)

Number of Fixed Lines (million)

11,3 11,4 11,3 11,4 11,3

1Q04 2Q04 3Q04 4Q04 1Q05

ADSL customers* (000s)

793 631 453 270 164

1Q 04 2Q 04 3Q 04 4Q04 1Q05

Fixed voice revenue re-balancing (ie., increase of fixed monthly fee in total fixed revenues)

Negative impact of fixed to mobile substitution on fixed voice traffic revenue

Innovative tariff plans implemented

Dynamic broadband market

Strong Increase in ADSL customer base (+384% yoy)

+19% in Internet revenue yoy

Towards the integrated operator model

Home ROW

€419M / +7.4% pro-forma

European Broadband customers (000s) Overall European ARPUs * (in euros)

13.9 717 12.4 10.2 10.2

8.9 8.7

485 479 350 192 204

UK** Spain** Netherlands

UK Spain Netherlands

1Q 04 1Q 05 1Q04 1Q05

Total ROW broadband customers up 126% Increase of ARPU in the UK and in Spain UK: launch of “Wireless & Talk (Livebox + VoIP)

Spain: Strong success of Dual Play, acceleration of ULL migration Netherlands: Success of Livebox, launch of VoIP

Growth in Jordan, Senegal and Mauritius

On-going successful European Broadband roll-out

* See glossary, ** internet subscribers 29

Enterprise: 1Q 2005 Key messages

Technology shift towards DSL and IP-VPN together Strong increase of Nomadism

+72%

of IP-VPN access yoy

Evolution of customer needs from capacity to services

+ 20%

in Services Revenues yoy

A dual transformation of the business model

Enterprise

-5.3% (pro-forma)

2,079 2,053 1,943

563 537

542

149 146

131

704 704

677

768 768 705

-106 -102 -111

1Q04 1Q04 PF 1Q05

% actual %PF

Global Services -3.8% +0.9%

Oth Bus. Serv. In

France -12% -9.9%

Business Networks

-3.9% -3.9% in France

Fixed line Tel in

-8.2% -8.2%

France

Eliminations

Negative volume and price effect on Voice

Transformation of product mix impacting Business Networks

Enterprise

Transformation of the business model (1)

Access growth in volume—France, Q105/Q104

29%

Nomadic end users

28%

Oléane access

99%

IP VPN access (excluding Oléane)

Migration towards DSL support in France

44% 62%

56% 38%

Q1 2004 Q1 2005

DSL LL

First Quarter 05 key initiatives

Ethernet MAN on 10 cities Launch of voice abundance offers Business Everywhere extension to SMEs Business Support Offers

Technology shift towards xDSL & IP-VPN – Increase of nomadism

* See glossary 32

Enterprise –

Transformation of the business model (2)

Total Services Revenues (million euros)

+20%

18 7 15 5

1Q0 4 P F 1Q0 5

ToIP/ VoIP

Strong portfolio of offers (E-telephony on IPVPN, E-telephony Internet Pack,..) Consulting on ToIP Audit for Social Security Administrations

Outsourcing

+26%

revenues yoy (France and Global Services)

Strong references

PSA : IP VPN Network including Internet Security & 4K mail boxes

P&O Nedlloyd

Unaxis

Towards more services

* See glossary

Directories

€ 200M / +7.4% pro-forma

PagesJaunes.fr audience (million of page viewed)*


32.2
44.3
March 04
March 05

Number of on-line advertisers** (000s) – PagesJaunes.fr


279.5
318.9
End of March 04
End of March 05

- Ongoing recruitment of new salesperson and deployment of local prospect salesforce channel
- New offers development (« En Savoir + » websites, etc)
- Launch of the service « ville en direct » on pagesjaunes.fr
- Actions towards regulated professions

Strong Growth of Directories business (+9.1% actual)

*Source: Nielsen NetRatings -** for PagesJaunes*

34

Agenda

Main figures and key messages 1Q 05 revenues Key operational indicators Conclusion

TOP & TOP-LINE programs: key messages

Capex: 10.0% of revenues

Acceleration of Personal network (launch of EDGE in France) ADSL capex : volume up more than compensated by price decline

Between 10 to 12% (upper range) capex to sales ratio target for the full year maintained.

Balancing growth and profitability

Gross operating margin before commercial expenses at 49.6% vs 48.9% in 1Q04 proforma (+0.7 pt)

Gross operating margin at 37.7% (+0.3 pt vs 1Q 04PF)

Gross operating margin – Capex on track

TOP & TOP-LINE programs: Increase in operating margins

Actual figures

49.7% 48.9% 49.6%

37.7% 37.4% 37.7%

1Q04 1Q04 PF 1Q05

Gross operating margin before commercial expenses* Gross operating margin*

* See glossary

+O.7 pt of Gross Operating Margin rate before commercial expenses

1Q05: CAPEX analysis

CAPEX* by key item

Euros in millions 1Q04 1Q05 1Q05/1Q04

pro forma actual pro forma

Total Group CAPEX 894 1,157 +29.4%

% of revenues 7.8% 10.0%

o/w 2G - 3G and radio

263 374 +42.1%

access network

o/w ADSL 52 42 -18.2%

o/w IT 220 230 +4.6%

Full year capex targets maintained

* See glossary

1Q05: OPEX analysis

Group key OPEX* items

1Q04 1Q04 1Q05 1Q05/1Q04

Euros in millions

actual Pro forma actual Pro forma

Labour Costs* 2,310 2,327 2,303 -1.0%

Non Labour Costs 4,684 4,876 4,942 +1.4%

External purchases 1,350 1,319 1,390 +5.4%

commercial expenses

Other Charges 3,334 3,557 3,552 -0.1%

Total OPEX* 6,994 7,203 7,245 +0.6%

% of revenues 62.3% 62.6% 62.3%

* net of capitalized costs - see glossary

Investment on customer base impacts commercial expenses

1Q05: OPEX analysis—labour

Labour costs*, m euros

-1.0%

2,310 2,327 2,303

1Q04 1Q04 PF 1Q05

Headcounts, end of period

211,299 208,798 206,493 205,534 203,168

110,231 108,968 108,377 107,847 106,312

1Q 04 2Q 04 3Q04 4Q04 1Q05

FTSA French Subsidiaries International

Volume effect:

Mix effect: Price effect:

Total effect:

- 4.4%

-9,206 FTE headcounts

+ 0.7% + 2.7% -1.0%

Headcounts trends: (end of period)

FT SA: France: International:

-3.5% yoy pro forma -3.8% yoy -3.9% yoy pro forma -2.2% yoy pro forma -3.2% yoy pro forma

Decrease in labour costs

* See glossary

1Q05: OPEX analysis—non labour costs

External purchases commercial expenses, m euros

11.5% 12.0%

1,350 1,319 1,390

1Q04 1Q04 PF 1Q05 commercial expenses % of sales

Other non labour costs, m euros

3,557 3,552—0.1% 3,334

1Q04 1Q04 PF 1Q05

Focus on growth: commercial expenses account for 28% of total non labour costs

81% of commercial expenses relates to Personal

Other non labour costs in % of revenues: from 30.9% in 1Q04 pro forma to 30.6% in 1Q05, as a result of TOP

Commercial expenses support customer base investment

* See glossary

Group transformation continues

	Description & Objectives	1Q Achievements	2Q Expectations
Innovation Everywhere	➤ Set up a new exploration process, customer oriented for products & services ➤ Define & measure Time to Market performance to improve it ➤ Foster innovation business culture	➤ 30 Exploration topics submission ➤ Launch of the project Time to Market (TTM)	➤ 5 integrated group explorations approved ➤ TTM: Analysis of 15 product launches ➤ Business Innovation permanent survey
Marketing & Branding	➤ Define FT Group roadmap for convergent products & services ➤ Define FT Group branding architecture scenarios ➤ Define FT Group segmentation for Personal, Home & Enterprises ➤ Develop FT Group integrated loyalty program	➤ 6 convergent offers for the Mass market defined for 6 european countries ➤ Rationalisation of branding portfolio ➤ Personal & Home segmentations completed ➤ Enterprises segmentation under way	➤ Launching of first convergent products & services for the Mass Market in France
Customer Facing	➤ Excellence of the customer experience (call centers, shops, self care, field intervention…) ➤ Join forces in sales & services	➤ CRM: roadmap to convergence done ➤ Call centers: virtual networking started ➤ Shops: new outlet concept defined ➤ Pursue of lean management & nomadism deployment	➤ CRM: new CRM core components in Belgium & Orange France ➤ Call centers: full virtual networking in France ➤ Shops: finalize retail network densification ➤ Deployment of the new service sales policy

42

Group transformation continues

	Description & Objectives	1Q Achievements	2Q Expectations
IT & Network	➤ IT convergent applications for CRM ➤ Service platforms at Group level ➤ Optimise network investments and utilisation	➤ Single development of core components forCRM ➤ First alignment committees for service platforms (SPAC) regarding voice-mail & e-mails ➤ Pursue of data centers consolidation in France & Europe ➤ Group Core Components (GCC) concept defined ➤ A new chantier launched for Network capex, dealing with broadband access	➤ Deployment of SPAC ➤ Launch of the Lean management project within Poland ➤ List of convergent projects implementing GCC ➤ Organise sourcing strategy reviews for several countries within the Carrier demand Committee
Support Functions	➤ Define a target organisation, with - group responsibilities - shared service centers - local activities ➤ Overhaul the key processes ➤ Enhance professionalism of all job lines	➤ Specific programme launched in Poland ➤ New organisation of the HR function in the Group ➤ Completing of Real Estate mutualisation in France ➤ Starting mutualisation of the legal function in France	➤ Action plan to be defined in UK ➤ Action plan for the implementation of new Shared Services Centers

43

Agenda

On track to fulfill full year commitments 1Q 05 revenues Key operational indicators Conclusion

Fully on track to achieve full year objectives

Pro forma Revenue growth

+3% to 5%

CAPEX to sales

Upper range of 10% to 12%

2005 IFRS guidance reiterated

Gross Operating Margin

Over 18.5 bn euros

Net debt to Gross Operating Margin

Below 2.5 end of 2005

Towards Ambition 2008

Keeping the lead on the integrated operator model Broadband and Innovation everywhere to support growth Transformation Programs to enhance profitability Roadmap supporting our strategic objectives Use of cash to 2008

Investor Day scheduled for June 29, 2005 in Paris

Glossary (1)

Contributive Consolidated Revenues: consolidated revenues excluding intra-group transactions

Pro forma figures: figures of the preceding period adjusted to reflect the same scope of consolidation and exchange rates as in the current period Market Share of fixed line telephony in France: calculation based on traffic on the network or interconnected to the network of France Telecom ADSL activated lines : All ADSL lines in service by end of period including unbundled lines : “Ma Ligne ADSL” lines sold directly to the subscriber whatever his ISP + “IP ADSL” (option 5) and “ADSL Connect ATM” (option 3) lines sold directly or through other telcos to all ISPs to be integrated into the packages (ADSL+IP connectivity) + “Turbo DSL” lines specifically dedicated to large business accounts for their data transmission services + “Ma ligne TV” lines (TV through ADSL) and MaLigne Visio (visiophony through ADSL) when sold without internet access.

Network Revenues for mobile services: include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services.

Mobile ARPU: Mobiles network revenues for the previous twelve months divided by Mobile weighted average customer base for the 12 month period.

Mobile Network revenues include outgoing traffic, incoming traffic, access fees, visitor roaming and value added services. The mobiles weighted average customer base for the 12 months period is the average of the monthly average customer bases (calculated as the sum of the opening and closing customer bases for the month divided by two). ARPU is quoted on a revenue per customer per year basis. Since January 1rst 2005, Orange France (mainland), as the other French mobile operators, exited from the Bill & Keep system. The discontinuing use of the B&K system leads to an increase in Orange France ‘revenues, that receives revenues from other French mobile network operators for voice calls from their networks that terminate on Orange France’s mainland network as in some other market, in particular the United Kingdom.

Internet ARPU: ARPU (Monthly Average Revenue Per User): calculated by dividing year-to-date connectivity revenues by the weighted average number of Wanadoo customers during the same period. The weighted average number of Wanadoo customers during a period is the monthly average customer base for the period. The monthly average customer base is calculated as the sum of the opening and closing number of customers for the month divided by 2.

HOME France Usage » ARPU : is calculated by dividing the average of the « Home Usage » monthly revenues, for the last twelve months period, by the weighted average customer base for the last twelve months period. The weighted average customer base, for the last twelve months period, is the average of the monthly average customer bases, which is calculated as the sum of the opening and closing customer bases for the month divided by two.

Glossary (2)

Mobile AUPU: Monthly average usage per user (AUPU) is defined as total usage (including outgoing traffic, incoming traffic and roaming) for the 12 previous months divided by the weighted average number of Orange Group’s customers during the same period. AUPU is quoted in minutes on a usage per customer per month basis

Churn, the measure of customers leaving our networks, is calculated by dividing the total number of customers who disconnect or are treated as having disconnected from our network, voluntarily or involuntarily (excluding money-back returns and fraudulent connections), for the previous 12 months by the weighted average number of our customers during the same period. The way we compute churn differs between Personal UK and Personal France in the following ways: For Personal UK, customers migrating between contract and prepaid products are included in individual product churn but do not impact overall churn as they remain on the Orange UK network. Customer disconnections that occur either during the money-back guaranteed 14-day trial period or due to fraudulent connections are not included in churn. The Company also excludes from churn those connections which, in its view, do not result in active customers, including those as a result of prepaid handset upgrades or the removal of handsets from the UK market. Prepaid customers are treated as having churned if they have not made any outgoing calls and have received less than four incoming calls in the last three months. For Personal France, churn includes those customers leaving the Orange network, migrations between contract and prepaid products and those customers upgrading their handsets via an indirect channel. Prepaid customers are treated as having churned after eight months if they do not recharge their account during this eight-month period.

Glossary (3)

Gross operating margin (GOM): Revenues minus external purchases, operating costs (net of operating income) and wages and payroll expenses (labour costs). Labour costs presented in GOM do not include employee profit sharing and share-based payment.

Capex: acquisitions of intangible and tangible assets, excluding GSM and UMTS licences. Opex: includes external purchases, operating costs (net of operating income) and labour costs.

Labour Costs: Labour costs presented in GOM do not include employee profit sharing and share-based payment, and corresponds to the wages and payroll expenses only.

Commercial expenses: includes commissions, advertising and handsets

Key figures

EUR Millions 1Q04 2004 1Q04 PF 1Q05

Revenues 11,230 46,158 11,509 11,621

Gross Operating

Margin (GOM) 4,236 17,923 4,306 4,376

GOM margin 37.7% 38.8% 37.4% 37.7%

CAPEX 884 5,141 894 1,157

In % of revenues 7.9% 11.1% 7.8% 10.0%

Key figures - Costs

EUR Millions 1Q04 2004 1Q04 PF 1Q05

Revenues 11,230 46,158 11,509 11,621

Labour costs 2,310 8,850 2,327 2,303

Non labour

costs 4,684 19,385 4,876 4,942

GOM 4,236 17,923 4,306 4,376

Group Consolidated Revenues by segment

EUR Millions 1Q04 2004 1Q04 PF 1Q05

Personal 4,894 20,564 5,065 5,328

ow France 2,013 8,365 2,214 2,328

ow UK 1,422 5,833 1,395 1,361

ow Poland 272 1,247 323 357

ow ROW 1,228 5,290 1,169 1,325

Home 5,594 22,440 5,728 5,581

ow France 4,512 18,002 4,515 4,407

ow Poland 725 3,011 859 789

ow ROW 393 1,584 390 419

Enterprise 2,079 8,235 2,053 1,943

Directories 183 978 186 200

Inter segment

Eliminations -1,520 -6,059 -1,524 -1,432

Total consolidated

Revenues 11,230 46,158 11,509 11,621

Personal: subscribers

000 customers 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Personal France 19,231 19,368 19,617 20,329 20,371 20,396 20,603 21,241* 21,305*

Personal UK 13,313 13,258 13,371 13,649 13,820 13,747 13,886 14,221 14,334

Personal Poland 4,739 5,083 5,353 5,702 6,011 6,090 6,594 7,440 8,021

Personal ROW 13,507 14,234 15,302 16,049 16,821 17,756 18,827 19,768 20,734

ow Belgium 2,359 2,418 2,508 2,615 2,631 2,662 2,743 2,846 2,849

ow Romania 2,377 2,590 2,905 3,317 3,611 3,957 4,371 4,938 5,290

ow Slovakia 1,767 1,852 1,979 2,065 2,130 2,208 2,237 2,361 2,385

ow Switzerland 988 1,003 1,055 1,085 1,104 1,116 1,126 1,137 1,126

ow Netherlands 1,037 1,057 1,144 1,326 1,435 1,544 1,648 1,701 1,716

ow Egypt 1,739 1,826 1,984 2,131 2,248 2,346 2,532 2,861 3,156

ow other** 3,240 3,488 3,727 3,510 3,662 3,923 4,170 3,924 4,212

Excluding MVNO; ** including Denmark until 3Q04

Personal: Revenues

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q04PF 1Q05

Personal France—IFRS 2,013 2,214 2,328

Personal France—French Gaap 1,864 1,942 2,132 2,045 2,031 2,108 2,264 2,198

Personal UK—IFRS 1,422 1,395 1,361

Personal UK—French Gaap 1,429 1,423 1,477 1,490 1,500 1,549 1,593 1,495

Personal Poland—IFRS 272 323 357

Personal ROW—IFRS 1,228 1,169 1,325

Personal ROW—French Gaap

ow Belgium—IFRS 316 338

ow Belgium—French Gaap 265 281 302 318 314 331 345 354

ow Romania—IFRS 122 178

ow Romania—French Gaap 97 109 130 131 129 152 167 176

ow Slovakia—IFRS 115 127

ow Slovakia—French Gaap 91 94 100 107 108 116 123 132

ow Switzerland—IFRS 205 203

ow Switzerland—French Gaap 192 193 216 175 207 202 214 211

ow Netherlands—IFRS 146 148

ow Netherlands—French Gaap 106 114 124 122 147 141 150 154

ow Egypt—IFRS 94 120

ow Egypt—French Gaap 93 84 103 92 93 106 117 115

Personal: Network Revenues

EUR Millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Personal France—IFRS 1,892 2,217

Personal France—French Gaap 1,745 1,797 1,923 1,906 1,921 1,995 2,082 2,064

Personal UK—IFRS 1,328 1,300

Personal UK—French Gaap 1,295 1,296 1,335 1,296 1,354 1,431 1,447 1,318

Personal Poland—IFRS 259 347

ow Belgium - IFRS 272 303

ow Belgium—French Gaap 234 245 268 271 276 296 307 305

ow Romania - IFRS 116 167

ow Romania—French Gaap 92 104 125 125 122 145 162 165

ow Slovakia - IFRS 111 121

ow Slovakia—French Gaap 84 89 96 101 104 111 118 126

ow Switzerland - IFRS 183 191

ow Switzerland—French Gaap 177 178 195 173 186 184 196 195

ow Netherlands - IFRS 122 127

ow Netherlands—French Gaap 99 107 116 120 126 133 139 136

ow Egypt - IFRS 89 109

ow Egypt—French Gaap 88 82 99 86 88 99 109 101

Personal: Non voice revenue trends –Quarter on quarter

Non-voice revenues as % of network revenues

% 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Personal France—IFRS 12.8% 14.8%

Personal France -French Gaap 11.3% 10.7% 11.6% 12.9% 14.0% 12.8% 13.7% 14.4%

Personal UK—IFRS 17.2% 19.3%

Personal UK -French Gaap 15.8% 15.0% 15.6% 17.1% 17.2% 16.9% 17.2% 19.1%

Personal Poland—IFRS 19.3% 21.1%

ow Belgium—IFRS 16.2% 15.6%

ow Belgium -French Gaap 15.9% 15.6% 15.2% 15.6% 16.2% 15.1% 14.2% 16.8%

ow Slovakia—IFRS 11.5% 14.3%

ow Slovakia -French Gaap 10.0% 9.5% 9.0% 10.5% 11.5% 11.4% 12.3% 13.8%

ow Switzerland—IFRS 16.9% 16.3%

ow Switzerland -French Gaap 12.8% 12.8% 11.9% 14.1% 16.2% 14.5% 16.4% 16.1%

ow Netherlands—IFRS 16.3% 18.2%

ow Netherlands -French Gaap 10.9% 11.2% 10.5% 12.1% 16.3% 16.7% 15.4% 15.6%

Personal: Churn* in key markets

Annual rolling churn in %

% 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Personal France

Overall churn 21,1% 20,4% 19,6% 18,3% 18,3% 18,6% 18,7% 18,9% 18,7%

Contract churn 13,9% 13,2% 12,4% 11,5% 10,9% 10,3% 10,3% 10,5% 10,8%

Prepaid churn 29,8% 29,2% 29,0% 27,2% 28,2% 30,1% 30,6% 31,3% 30,8%

Personal UK

Overall churn 19,0% 19,9% 20,6% 22,6% 23,8% 26,1% 26,1% 25,4% 26,0%

Contract churn** 23,1% 22,7% 22,8% 23,5% 23,6% 23,2% 23,1% 23,9% 23,9%

Prepaid churn 21,1% 22,6% 23,7% 26,5% 28,2% 31,8% 31,8% 30,5% 31,2%

* See glossary ** including migrations

Personal: Usage in Key Markets

Voice AUPU* in minutes

Minutes per month 1Q03 2Q03 3Q2003 4Q2003 1Q2004 2Q2004 3Q2004 4Q2004 1Q2005

Personal France

Overall AUPU 142 145 147 151 156 161 164 168 169

Contract AUPU 220 223 226 230 237 242 245 249 247

Prepaid AUPU 47 48 47 48 48 48 50 50 51

Personal UK

Overall AUPU 140 141 142 142 143 143 143 144 142

Contract AUPU 322 323 324 323 325 326 325 327 324

Prepaid AUPU 56 56 56 55 54 54 54 53 52

* See glossary.

Personal: France and UK ARPU*s –Annual rolling

1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Personal France in Euros

Overall ARPU - IFRS 415 428 430

Overall ARPU - French Gaap 375 376 377 379 382 387 390 393

Contract ARPU - IFRS 591 592 591

Contract ARPU - French Gaap 552 548 549 546 546 549 547 546

Prepaid ARPU - IFRS 179 188 186

Prepaid ARPU - French Gaap 162 163 158 160 163 164 165 169

Voice ARPU - IFRS 372 373

Voice ARPU - French Gaap 340 338 336 335 335 338 337 339

Data ARPU - IFRS 57

Data ARPU - French Gaap 35 38 41 44 47 50 53 54

Personal UK in £

Overall ARPU - IFRS 273 274 270

Overall ARPU - French Gaap 263 267 270 271 273 274 274 273

Contract ARPU - IFRS 574 580 574

Contract ARPU - French Gaap 563 568 572 569 574 577 578 577

Prepaid ARPU - IFRS 128 122 118

Prepaid ARPU - French Gaap 125 126 127 128 128 127 126 122

Voice ARPU - IFRS 228 221

Voice ARPU - French Gaap 224 227 228 228 228 228 227 225

Data ARPU - IFRS 45 48

Data ARPU - French Gaap 39 40 42 43 45 46 47 48

* See glossary.

Personal: ROW ARPU*s

Euros 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Belgium—IFRS 440 446

Belgium—French Gaap 407 409 411 416 422 431 437 440

Romania—IFRS 147 146

Romania- French Gaap 190 177 170 169 162 158 152 148

Slovakia—IFRS 206 204

Slovakia- French Gaap 194 196 197 198 200 201 205 209

Switzerland—IFRS 673 669

Switzerland- French Gaap 724 710 717 712 701 688 669 683

Netherlands—IFRS 348 332

Netherlands- French Gaap 356 379 397 402 395 381 364 348

Egypt—IFRS 166 162

Egypt- French Gaap 271 232 208 194 158 176 172 167

* See glossary.

Home: Revenues

EUR Millions 1Q04 1Q04PF 1Q05

Total Home 5,594 5,728 5,581

Home France 4,512 4,515 4,407

ow Consumer Services 2,497 2,497 2,422

ow Carrier Services 1,382 1,383 1,376

ow Other revenues 633 635 610

Home Poland 725 859 789

Home Rest of the World 393 390 419

Home: Number of Lines, Market shares, Consumer with packages

In % 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Local—Home

France 79.1% 77.8% 76.7% 75.8% 73.8% 72.5% 72.4% 71.3% 69.0%

Long Distance -

Home France 63.3% 63.3% 62.9% 61.8% 60.3% 59.7% 60.7% 59.6% 58.0%

In millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Number of lines -

Home France* 28,178 28,051 27,916 27,924 27,906 27,825 27,778 27,854 27,850

Number of lines -

Home Poland 10,880 10,948 11,021 11,118 11,278 11,371 11,339 11,362 11,349

In % of total customers 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Consumer with packages -

Home France 28.9% 31.3% 32.6% 35.7% 37.8% 39.7% 40.8% 41.9% 41.5%

* Including full unbundling

Home: Number of broadband customers

000s	1Q03	2Q03	3Q03	4Q03	1Q04	2Q04	3Q04	4Q04	1Q05
*France**	1,240	1,394	1,564	1,816	2,124	2,323	2,557	3,000	3,431
UK	68	91	123	158	192	316	442	569	717
Spain	120	131	148	190	204	235	253	379	485
Netherlands	184	203	235	289	350	401	429	454	479
Poland	130	145	173	238	244	340	514	684	838
Total	1,713	1,964	2,243	2,690	3,113	3,615	4,195	5,086	5,950

* Including MaLigneTV monoplay and MaLigneVisio monoplay.

64

Enterprise: Revenues

EUR Millions 1Q04 1Q04PF 1Q05

Total Enterprise 2,079 2,053 1,943

Business Fixed line telephony France 768 768 705

Business networks in France 704 704 677

Other business services in France 149 146 131

Global Services 563 537 542

Enterprise: Number of Lines

In millions 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q05

Number of lines 5,897 5,913 5,915 5,933 5,919 5,914 5,907 5,930 5,930

Headcount trends

Headcount, End of period*

End of the period 1Q03 2Q03 3Q03 4Q03 1Q04 2Q04 3Q04 4Q04 1Q04PF 1Q 05

FTSA 115,992 114,234 112,488 110,814 110,231 108,968 108,377 107,847 110,687 106,312

French Subsidiaries 19,622 19,375 19,122 19,083 17,771 17,914 17,066 17,026 17,237 16,858

International 95,658 91,675 91,186 87,923 83,297 81,916 81,050 80,661 82,631 79,998

Total Group 231,272 225,284 222,796 217,820 211,299 208,798 206,493 205,534 210,555 203,168

* Actual figures

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: April 28, 2005	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information